Angel Oak and Vivaldi Closed-End Funds Announce Boards’ Approval of Proposed Merger

Angel Oak Financial Strategies Income Term Trust (NYSE: FINS) and Vivaldi Opportunities Fund (NYSE: VAM), each a closed-end fund, announced today that the Board of Trustees/Directors of each Fund has approved a merger proposal to be considered by shareholders of each Fund at a Special Meeting of Shareholders of each Fund expected to be held in the second quarter. The proposed fund merger is as follows:

Acquired Fund	Symbol	Acquiring Fund	Symbol
Vivaldi Opportunities Fund	VAM	Angel Oak Financial Strategies Income Term Trust	FINS

The merger is intended to provide potential benefits to shareholders, including lower operating expenses and greater secondary market liquidity, among other things. The investment adviser to each Fund and the Board of each Fund believe that the proposed merger is in the best interests of the shareholders of each respective Fund.

The merger is subject to approval by the shareholders of the Acquired Fund. In addition, the approval of the shareholders of the Acquiring Fund will be required for the issuance of shares by the Acquiring Fund in connection with the merger. Each Board expects to submit proposals to shareholders for approval at a Special Meeting of Shareholders of each Fund, which is expected be held early in the second quarter.

Basic terms of the proposed merger, subject to shareholder approval, include:

1.
The Funds will be merged based on the relative net asset value of each Fund on the date the merger is consummated on an equivalent dollar basis for full shares and a cash distribution to Acquired Fund shareholders for fractional shares.

2.	The investment objective of FINS is to seek current income with a secondary objective of total return. As the surviving fund, the investment objective of FINS will remain unchanged.
3.	It is anticipated that the combined Fund’s annual expense ratio based on net asset value will be reduced.

The Acquiring Fund plans to file with the U.S. Securities and Exchange Commission (“SEC”) a combined registration statement/proxy statement on Form N-14 that will be provided to shareholders of VAM as of the record date and a proxy statement that will be provided to shareholders of FINS as of the record date. When available, the combined registration statement/proxy statement and proxy statement will describe in detail the terms of the proposed merger and the proposals being submitted to shareholders, as applicable. When finalized, shareholders of each Fund are encouraged to review the combined registration statement/proxy statement and proxy statement on the SEC website at www.sec.gov.

The investment adviser to VAM is Vivaldi Asset Management, LLC.  The investment adviser to FINS is Angel Oak Capital Advisors, LLC.

It is currently expected that the merger will be completed in the second quarter of 2020, subject to required shareholder approvals and the satisfaction of applicable regulatory requirements and other customary closing conditions.

This press release is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds; nor is this press release intended to solicit a proxy from any shareholder of the Funds. The solicitation of proxies to effect the merger will only be made by a final, effective registration statement/proxy statement on Form N-14,  after itis declared effective by the SEC. This registration statement/proxy statement has yet to be filed with the SEC. After the registration statement/proxy statement is filed with the SEC, it may be amended or withdrawn and the registration statement/proxy statement will not be distributed to shareholders of VAM unless and until it is declared effective by the SEC.

There can be no assurance that the Funds will achieve their investment objectives. Investments in the Funds involve operating expenses and fees. The net asset value of the Funds will fluctuate with the value of the underlying securities. Historically, closed-end funds often trade at a discount to their net asset value. Both the net asset value and the market value of shares of the Funds may be subject to higher volatility and a decline in value.

Past performance is no guarantee of future performance. Investing involves risk; principal loss is possible. An investment in the Funds include, but is not limited to, risks and considerations related to: Industry Concentration Risk, Closed-End Fund Risk, Conflicts of Interest Risk, Convertible Securities Risk, Credit Risk, Derivatives Risk, Distributions Risk, Equity Risk, Extension Risk, Fixed-Income Instruments Risk, Floating or Variable Rate Securities Risk, General Market Risk, High-Yield Securities Risk, Illiquid Securities Risk, Interest Rate Risk, International Securities Risk, Large Investors Risk, Leverage Risk, LIBOR Risk, Limited Investment Opportunities Risk, Limited Operating History Risk, Limited Term Risk, Liquidity and Valuation Risk, Management Risk, Market Discount Risk, Maturity and Duration Risk, Non-Diversification Risk, Portfolio Turnover Risk, Prepayment Risk, Rating Agencies Risk, Regulatory and Legal Risk, Repurchase Agreements Risk, Reverse Repurchase Agreements Risk, Registered Investment Companies Risk, Senior Debt, Subordinated Debt and Preferred Securities of Banks and Diversified Financial Companies Risk, Structured Products Risk, Trust Preferred Securities Risk, Uncertain Tax Treatment Risk, Unrated Securities Risk, U.S. Government Securities Risk, and other risks.

For more information on these risks and other risks of each Fund, please see each Fund’s prospectus.

Please consider each Fund’s investment objective and risks carefully before investing. Each Fund may seek to enhance the level of the Fund’s current income and capital appreciation potential through the use of leverage. Certain risks are associated with the use of leverage.

For more information, please contact your financial representative, or contact the FINS’s secondary market servicing agent, Destra Capital Advisors LLC at 877.855.3434.

Not FDIC Insured	May Lose Value	Not Bank Guaranteed